Exhibit 3.1(a)

AMENDMENT TO ARTICLES OF INCORPORATION

Article III of the Articles of Incorporation is hereby amended in its entirety as follows:

The total amount of authorized capital stock of the corporation is Twenty-Five Million (25,000,000) shares of common stock, par value per share: $0.001.